SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 28, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTION OF  A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY

ScottishPower Executive Share Option Scheme

Scottish Power plc ("the Company")  announces that on 28 June 2006, Stephen Dunn exercised an option under the ScottishPower  Executive
Share Option Scheme over a total of 24,538 Ordinary shares of 42p each at a grant price of £3.76 per share.

Subsequently 19,551 Ordinary Shares of 42p each, arising from this exercise, were sold at £5.77 per share.

As a result,  Stephen Dunn's total interest in the Ordinary  share capital of Scottish  Power plc is 20,919 shares,  representing  less than 1% of the issued share capital of the Company.

Donald McPherson, Deputy Company Secretary

Telephone: 0141 566 4798

28 June 2006

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 28, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary